UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BCE Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
05534B760 4
(CUSIP Number)

Jeffrey M. Davis Senior Legal Counsel, Investments Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 5th Floor Toronto, Ontario Canada M2M 4H5 (416) 228-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05534B760 4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ONTARIO TEACHERS’ PENSION PLAN BOARD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	ONTARIO, CANADA

7.	Sole Voting Power	50,802,638 shares
Number of Shares Beneficially Owned by Each Reporting Person With
8.	Shared Voting Power	-0-

9.	Sole Dispositive Power	50,802,638 shares

10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	50,802,638 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	6.3%

14.	Type of Reporting Person (See Instructions)	EP

            This Amendment No. 7 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2007 (the “Schedule 13D”) by Ontario Teachers’ Pension Plan Board (“Teachers’”) with respect to the Common Shares, no par value (the “Common Shares”) of BCE Inc., a corporation organized under the laws of Canada (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007; Amendment No. 2 to the Schedule 13D, as filed with the SEC on June 7, 2007; Amendment No. 3 to the Schedule 13D, as filed with the SEC on June 28, 2007; Amendment No. 4 to the Schedule 13D, as filed with the SEC on July 5, 2007; Amendment No. 5 to the Schedule 13D, as filed with the SEC on October 25, 2007 and Amendment No. 6 to the Schedule 13D, as filed with the SEC on July 10, 2008. The address of the Issuer’s principal executive offices is 1000, rue de La Gauchetière Ouèst, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.
ITEM 2 IS AMENDED AND RESTATED AS FOLLOWS:

(a)	This Amendment is being filed by Teachers’.

(b) - (c) Teachers’ is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers’ is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers’ is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)        Neither Teachers’, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Neither Teachers’, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the persons listed on Schedule A hereto is a citizen of Canada.

Item 4.	Purpose of Transaction.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING:

On December 10, 2008, BCE Acquisition Inc. (the “Purchaser”), a Canadian corporation originally formed by Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, terminated that certain Definitive Agreement, made as of June 29, 2007, as amended July 12, 2007 and July 4, 2008 (as amended, supplemented or otherwise modified from time to time, the “Definitive Agreement”), between the Purchaser and the Issuer.

Teachers’ currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. However, Teachers’ reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other factors it considers to be relevant. Without limiting the generality of the preceding sentence, Teachers’ reserves the right to at any time or from time to time (i) purchase or otherwise acquire additional Common Shares, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities or (v) encourage (including, without limitation, through communications with the Issuer’s directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger or other reorganization, (B) changes to the Issuer’s capitalization or dividend policy or (C) other changes to the Issuer’s governance, business or structure.

ITEM 5.	Interest in Securities of the Issuer.

ITEM 5 IS AMENDED AND RESTATED AS FOLLOWS:

(a) and (b) As of the date of this Amendment, Teachers’ is the beneficial owner of 50,802,638 Common Shares, representing approximately 6.3% of the Common Shares outstanding, which percentage is calculated based upon 806.2 million Common Shares reported to be outstanding by the Issuer as of September 30, 2008. Teachers’ has sole voting and dispositive power with respect to all of the Common Shares beneficially owned by it.

As of the date of this Amendment, to the best of Teachers’ knowledge, the following persons listed in Schedule A hereto beneficially own the following number of Common Shares (in each case the number of Common Shares representing less than 1% of the Common Shares outstanding, which percentage is calculated based upon 806.2 million Common Shares reported to be outstanding by the Issuer as of September 30, 2008) and, except as otherwise noted below, have sole voting power and sole dispositive power with respect to such Common Shares:

Name	Common Shares Beneficially Owned

(i) Jean Turmel	1,830

(ii) Robert Bertram	7,662(1)

(iii) Andrew Claerhout	183

(iv) David McGraw	472(2)

(v) Lee Sienna	273

(vi) Michael Wissell	1,000

(vii) Rosemary Zigrossi	150(3)

__________________

(1) Mr. Bertram shares voting power and dispositive power with his wife with respect to such Common Shares.
(2) Mr. McGraw owns such Common Shares in an account over which he has no investment discretion.
(3) Ms. Zigrossi owns such Common Shares in an account over which she has no investment discretion.

Teachers’ disclaims beneficial ownership of any Common Shares beneficially owned by any of the foregoing persons. The foregoing persons disclaim beneficial ownership of any Common Shares beneficially owned by Teachers’.

Except as described above, neither Teachers’ nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any Common Shares.

(c) None of Teachers’ nor, to the best of Teachers’ knowledge, any of the persons listed on Schedule A has effected any transaction in Common Shares during the 60 days preceding the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Please see Item 4 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2008

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Roger I. Barton
Name:	Roger I. Barton
Title:	Vice President, General Counsel and Secretary

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board (“Teachers”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Jill Denham (Board member)	36 Bayview Wood Toronto, ON M4N 1R7	Former Vice-Chair, CIBC Retail Markets
Helen Kearns (Board member)	71 Hudson Drive Toronto, ON M4T 2K2	President of R.S. Bell & Associates
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Board member)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.
Guy Matte (Board member)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
William Swirsky (Board member)	71 Constance Street Toronto, ON M6R 1S5	Vice-President, Canadian Institute of Chartered Accountants
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of Teachers
Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers
Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers
Jason Chang	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income Capital Managment of Teachers
Andrew Claerhout	4th floor, Leaconsfield House, Curzon Street, London, UK W1J5JA	Vice-President, Private Capital of Teachers, London UK office
Shael Dolman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Stephen Dowd	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Infrastructure of Teachers
Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of Teachers
Jonathan Hausman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments & Emerging Markets
Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of Teachers

Kevin Kerr	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Infrastruture
Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers
Jim Leech	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers
Leslie Lefebvre	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Global Active Equities
Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers
Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers
David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers
Marcia Mendes-d’Abreu	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources
Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Portfolio Mangement Private Capital of Teachers
Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income and Alternative Investments of Teachers
Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers
Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Group Senior Vice-President, Investment Product of Teachers
William Royan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers
Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Glen Silvestri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Andrew Spence	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Economist of Teachers
Erol Uzumeri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Private Capital of Teachers
Michael Wissell	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers
Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Asset Mix & Risk of Teachers
Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Asset Mix & Risk of Teachers